Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes Linked to the Russell 2000 Index due October 5, 2012	$13,171,000	$939.09

(1)

The total filing fee of $939.09 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 21 dated September 27, 2010 (To Product Supplement No. 1 dated April 23, 2010, Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K Equity Linked Securities Upside Participation To A Cap And Fixed Percentage Buffered Downside

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

■   Linked to the Russell 2000® Index

■   200% participation in the upside performance of the Russell 2000 Index, subject to a cap of 130% of the original offering price per note

■   Protection against a decline in the Russell 2000 Index as long as the ending level has not declined by more than 10% from the starting level

■   1-to-1 downside exposure to decreases in the level of the Russell 2000 Index in excess of 10%

■   Term of approximately 2 years

■   No periodic interest payments

■   May receive less, and possibly significantly less, than the original offering price

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.00%	98.00%
Total	$13,171,000	$263,420	$12,907,580

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. The agent discount and structuring and development costs total approximately $27.55 per $1,000 note. See “Plan of Distribution” in the accompanying prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Investment Description

The Notes Linked to the Russell 2000® Index due October 5, 2012 are senior unsecured debt securities of Wells Fargo & Company that provide (i) the possibility of a leveraged return, subject to a cap, if the level of the Russell 2000 Index (the “Index”) increases moderately from its starting level to its ending level, (ii) return of principal if, and only if, the ending level of the Index is not less than the threshold level and (iii) exposure to decreases in the level of the Index if the ending level is less than the threshold level. If the ending level is less than the threshold level, you will receive less, and possibly significantly less, than the original offering price of your notes.

You should read this pricing supplement together with the accompanying product supplement no. 1 dated April 23, 2010, prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. You should not rely on any free writing prospectus filed prior to the date of this pricing supplement in connection with making a decision to invest in the notes unless it specifically refers to the notes. Information included in this pricing supplement supercedes information in the accompanying product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying product supplement.

Investor Considerations

We have designed the notes for investors who:

•

seek exposure to the upside performance of the Index and desire to enhance any increase in the Index, in each case subject to the capped value, and want to protect 10% of the original offering price of the notes by:

•	participating 200% in any increase in the ending level over the starting level, subject to the capped value of 130% of the original offering price per note; and

•	protecting against any decline in the Index, as long as the ending level has not declined by more than 10% from the starting level;

•	understand that if any decline in the ending level is more than 10% of the starting level, they will receive less, and possibly significantly less, than the original offering price of the notes;

•	do not seek current income; and

•	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

•	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

•	expect the level of the Index to decrease more than 10% from its starting level;

•	seek full exposure to the upside performance of the Index;

•	seek full principal protection for their investment;

•	seek exposure to the Index but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

•	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Index generally, or to the exposure to the Index that the notes provide specifically; and

•	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

“Russell 2000®” is a trademark of Frank Russell Company, doing business as Russell Investment Group (“Russell”), and has been licensed for use by us. The notes, based on the performance of the Russell 2000 Index, are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the notes.

PRS-2

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Terms of the Notes

Market Measure:	Russell 2000 Index (the “Index”)

Pricing Date:	September 27, 2010

Issue Date:	October 1, 2010

The “redemption amount” per note will equal: •If the ending level is greater than the starting level, the lesser of: (i) the original offering price per note plus:

Redemption Amount:	[	original offering price per note x	[	ending level – starting level starting level	]	x participation rate	]	; and

(ii)    the capped value;

•If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level: the original offering price per note; or

•If the ending level is less than the threshold level: the original offering price per note minus:

	[	original offering price per note x	threshold level – ending level starting level	]

If the ending level is less than the threshold level, you will receive less, and possibly significantly less, than the original offering price of your notes.

Stated Maturity Date:	October 5, 2012, subject to postponement if a market disruption event occurs.

Starting Level:

668.29, the closing level of the Index on the pricing date.

The “closing level” of the Index on any trading day means the official closing level of the Index as reported by the index sponsor on such trading day.

Ending Level:	The “ending level” will be the closing level of the Index on the calculation day.

PRS-3

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Terms of the Notes (Continued)

Capped Value:	The capped value is 130% of the original offering price per note ($1,300 per $1,000 note). References in this pricing supplement to a “$1,000 note” are to a note with an original offering price of $1,000.

Threshold Level:	601.46, which is equal to 90% of the starting level.

Participation Rate:	200%

Calculation Day:	September 28, 2012 or, if such day is not a trading day, the next succeeding trading day. The calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Tax Consequences:	The United States federal income tax consequences of your investment in the notes are uncertain. We urge you to read the discussion on page PS-19 of the accompanying product supplement and discuss the tax consequences of your investment in the notes with your tax advisor. In addition, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to Wells Fargo Investments, LLC or Wells Fargo Advisors, LLC at the original offering price of the notes less a concession not in excess of 2.00% of the original offering price of the notes. Wells Fargo Investments, LLC and Wells Fargo Advisors, LLC are our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RAX9

PRS-4

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Risk Factors

Your investment in the notes involves risks. The risks set forth below are discussed more fully in the accompanying product supplement.

•	Your Investment May Result In A Loss.

•	Your Yield May Be Lower Than The Yield On Other Debt Securities Of Comparable Maturity.

•	Your Return Will Be Limited By A Capped Value And May Not Reflect The Return On A Direct Investment In The Market Measure.

•	The Notes Are Subject To The Credit Risk Of Wells Fargo.

•	No Periodic Interest Will Be Paid On The Notes.

•

The Inclusion Of The Agent Discount Or Commission And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	We Do Not Expect A Trading Market For The Notes To Develop.

•	Your Return On The Notes Could Be Less Than If You Owned Securities Included In A Market Measure.

•	Historical Values Of A Market Measure Should Not Be Taken As An Indication Of The Future Performance Of Such Market Measure During The Term Of The Notes.

•	Changes That Affect A Market Measure May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In A Market Measure.

•	We And Our Affiliates Have No Affiliation With Any Index Sponsor And Are Not Responsible For Its Public Disclosure Of Information.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•	Research Reports And Other Transactions May Create Conflicts Of Interest Between You And Us.

•	Potential Conflicts Of Interest Could Arise.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Level Of A Market Measure, Prices Of Securities Included In A Market Measure Or The Value Of The Notes.

•	Significant Aspects Of The Tax Treatment Of The Notes Are Uncertain.

PRS-5

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per $1,000 note (the redemption amount) calculated as follows:

Hypothetical Payout Profile

The following profile is based on a capped value of 130% or $1,300 per $1,000 note, a participation rate of 200% and a threshold level equal to 90% of the starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and the term of your investment.

PRS-6

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), assuming hypothetical ending levels as indicated in the examples.

Example 1. Redemption amount is greater than the original offering price but less than the capped value:

Starting level: 668.29

Hypothetical ending level: 750.00

Since the hypothetical ending level is greater than the starting level, the redemption amount would equal:

$1,000 +	$1,000	x	750.00 – 668.29	x 200%	= $	1,244.53
668.29

On the stated maturity date you would receive $1,244.53 per $1,000 note.

Example 2. Redemption amount is equal to the capped value:

Starting level: 668.29

Hypothetical ending level: 800.00

The redemption amount would be equal to the capped value since the capped value is less than:

$1,000 +	$1,000	x	800.00 – 668.29	x 200%	= $	1,394.17
668.29

On the stated maturity date you would receive $1,300.00 per $1,000 note.

In addition to limiting your return on the notes, the capped value limits the positive effect of the participation rate. If the ending level is greater than the starting level, you will participate in the performance of the Index at a rate of 200% up to a certain point. However, the participation rate only has a positive effect for ending levels that are not greater than 115.00% of the starting level and the participation rate will not have a positive effect for any ending level greater than 115.00% of the starting level since your return on the notes will be limited to the capped value.

PRS-7

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Hypothetical Payments at Stated Maturity (Continued)

Example 3. Redemption amount is equal to the original offering price:

Starting level: 668.29

Hypothetical ending level: 650.00

Threshold level: 601.46, which is 90% of the starting level.

Since the hypothetical ending level is less than the starting level, but not by more than 10%, you would not lose any of the original offering price of your notes.

On the stated maturity date you would receive $1,000 per $1,000 note.

Example 4. Redemption amount is less than the original offering price:

Starting level: 668.29

Hypothetical ending level: 500.00

Threshold level: 601.46, which is 90% of the starting level.

Since the hypothetical ending level is less than the starting level by more than 10%, you would lose a portion of the original offering price of your notes and receive the redemption amount equal to:

$1,000 –	$1,000	x	601.46 – 500.00	= $	848.18
668.29

On the stated maturity date you would receive $848.18 per $1,000 note.

To the extent that the ending level differs from the levels assumed above, the results indicated above would be different.

PRS-8

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

Hypothetical Returns

The following table illustrates, for a range of hypothetical ending levels of the Index:

•	the hypothetical percentage change from the starting level to the hypothetical ending level;

•	the hypothetical redemption amount payable at stated maturity per $1,000 note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical ending level	Hypothetical percentage change from the starting level to the hypothetical ending level	Hypothetical redemption amount payable at stated maturity per $1,000 note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
1002.44	50.00%	$1,300.00	30.00%	13.46%
935.61	40.00%	$1,300.00	30.00%	13.46%
868.78	30.00%	$1,300.00	30.00%	13.46%
801.95	20.00%	$1,300.00	30.00%	13.46%
735.12	10.00%	$1,200.00	20.00%	9.26%
701.70	5.00%	$1,100.00	10.00%	4.79%
668.29(2)	0.00%	$1,000.00	0.00%	0.00%
634.88	-5.00%	$1,000.00	0.00%	0.00%
601.46	-10.00%	$1,000.00	0.00%	0.00%
534.63	-20.00%	$ 900.00	-10.00%	-5.16%
467.80	-30.00%	$ 800.00	-20.00%	-10.78%
400.97	-40.00%	$ 700.00	-30.00%	-16.95%
334.15	-50.00%	$ 600.00	-40.00%	-23.82%

(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis.
(2)	The starting level.

The above figures are for purposes of illustration only. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual ending level.

PRS-9

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

The Russell 2000 Index

See “The Russell 2000 Index” in Annex A to the accompanying product supplement for information about the Russell 2000 Index.

We obtained the closing levels listed below from Bloomberg Financial Markets (“Bloomberg”). You can obtain the level of the Russell 2000 Index at any time from Bloomberg under the symbol “RTY” or from the Russell website at www.russell.com. We make no representation or warranty as to the accuracy or completeness of the information obtained from these sources. No information contained on the Russell website is incorporated by reference into this pricing supplement.

The following graph sets forth end-of-period closing levels of the Russell 2000 Index for each month in the period from January 2000 through August 2010 and for the period from September 1, 2010 to September 27, 2010. The closing level on September 27, 2010 was 668.29.

PRS-10

Enhanced Growth Securities Notes Linked to the Russell 2000® Index due October 5, 2012

The Russell 2000 Index (Continued)

The following table sets forth the high and low closing levels, as well as end-of-period closing levels, of the Russell 2000 Index for each quarter in the period from January 1, 2000 through June 30, 2010 and for the period from July 1, 2010 to September 27, 2010.

	High	Low	Period-End
2000
First Quarter	606.05	475.34	539.09
Second Quarter	542.99	453.72	517.23
Third Quarter	545.18	490.22	521.37
Fourth Quarter	511.67	443.80	483.53
2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter	797.73	718.35	787.66
2007
First Quarter	829.44	760.06	800.71
Second Quarter	855.09	803.22	833.70
Third Quarter	855.77	751.54	805.45
Fourth Quarter	845.72	735.07	766.03
2008
First Quarter	753.55	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter	671.59	385.31	499.45
2009
First Quarter	514.71	343.26	422.75
Second Quarter	531.68	429.16	508.28
Third Quarter	620.69	479.27	604.28
Fourth Quarter	634.07	562.40	625.39
2010
First Quarter	690.30	586.49	678.64
Second Quarter	741.92	609.49	609.49
July 1, 2010 to September 27, 2010	671.01	590.03	668.29

PRS-11